CYBERLUX CORPORATION
       POST OFFICE BOX 2010, FIFTY ORANGE ROAD, PINEHURST, NORTH CAROLINA,
                                 USA 28370-2010




                                                November 10 , 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         RE:   CYBERLUX CORPORATION
               APPLICATION FOR WITHDRAWAL OF REGISTRATION
               STATEMENT ON FORM SB-2
               FILE NO.: 333-108341

Dear Sirs:

         Please be advised that Cyberlux Corporation (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 initially filed with the Commission on August 29, 2003 (File No. 333-108341) (the "Registration Statement"). This application for withdrawal is made due to the fact that the Registrant has cancelled the Equity Line of Credit Agreement with Cornell Capital Partners, LP. The Registrant intends to file a new registration statement with the Commission. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

         If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact John W. Ringo, Secretary and Corporate Counsel for the Registrant at (770) 952-1904.

                                                     Very truly yours,

                                                     Cyberlux Corporation


                                                      By: /s/ Donald F. Evans
                                                         --------------------
                                                         Donald F. Evans
                                                         President



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